MamaMancini’s Holdings, Inc.

25 Branca Road

East Rutherford, NJ 07073

April 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward N. Kelly, Senior Counsel, Office of Manufacturing

Re:	MamaMancini’s Holdings, Inc.
Registration on Form S-1
File No. 333-236317
Filed on February 7, 2020

Ladies and Gentlemen:

On behalf of the Company, we are acknowledging receipt of the Staff letter, dated March 6, 2020 addressed to Carl Wolf, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statemnt on Form S-1. The Staff letter stated that the Registration Statement has not and will not be reviewed.

Notwithstanding, on February 11, 2020, the Company received an e-mail communication from the Staff which, inter alia, requested that the Company update the Registration Statement to include financial statements for the Company’s fiscal year ended January 31, 2020 and designate on the signature page the name of the person signing in the capacity of principal accounting officer.

The Company is now filing a First Amendment to the Registration Statement which includes the January 31, 2020 audited financial statements, addresses the issue related to the principal accounting officer and otherwise updates the Registration Statement to the date the Amendment is being filed.

We are assuming that the “no review” status of this Registration Statement will not be affected by this filing. Please advise whether we can submit a request for acceleration once the First Amendment is filed.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAMAMANCINI’S HOLDINGS, INC.

By:	/s/ Carl Wolf
Carl Wolf
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.